UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the period ended 30 June 2017

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Published ING Group Condensed consolidated interim financial information for the period ended 30 June 2017, as published on 2 August 2017.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2017 - Unaudited	1

Interim report

Introduction

ING is a global financial institution with a strong European base, offering a wide range of retail and wholesale banking services to customers in over 40 countries. The Group consists of ING Groep N.V., ING Bank N.V. and other group entities.

ING Group evaluates the results of its Banking segments using a financial performance measure called underlying result. Underlying result is used to monitor the performance of ING Group at a consolidated level and by segment. The Executive Board of ING Group and Management Board of ING Bank consider this measure to be relevant to an understanding of the Group’s financial performance because it gives better insight into the commercial developments of the company.

Underlying result is defined as result under IFRS-EU, excluding the impact of divestments, special items and Legacy Insurance. Special Items include items of income and expense that are significant and arise from events or transactions that are clearly distinct from the ordinary operating activities. Legacy Insurance consists of the results from discontinued operations and the results from Insurance Other. Insurance Other reflects (former) insurance related activities that are not part of the discontinued operations.

The breakdown of underlying net result by segment and the reconciliation between IFRS-EU and the underlying net result is included in Note 20 ‘Segments’.

ING Group consolidated results

ING Group: Consolidated profit or loss account
	Total ING Group		of which: Divest- ments / Special items		of which: Insurance Other		of which: Underlying Banking
6 month period (1 January to 30 June)	2017	2016	2017	2016	2017	2016	2017	2016
Net interest income	6,711	6,515					6,711	6,515
Net commission income	1,395	1,217			–1		1,396	1,217
Total investment and other income	758	766			–62	–136	820	902

Total income	8,864	8,498	–	–	–64	–136	8,928	8,634

Expenses excl. regulatory costs	4,379	4,314		17			4,379	4,297
Regulatory costs	543	571					543	571

Operating expenses	4,922	4,884	–	17	–	–	4,922	4,868

Gross result	3,942	3,613	–	–17	–64	–136	4,005	3,766

Addition to loan loss provisions	362	571					362	571

Underlying result before tax	3,580	3,042	–	–17	–64	–136	3,644	3,195

Taxation	1,022	893		–4			1,022	898
Non-controlling interests	44	39					44	39

net result from continuing operations	2,514	2,110	–	–13	–64	–136	2,578	2,259

Net result from discontinued operations		442

Net result ING Group	2,514	2,552

ING Group: reconciliation from IFRS-EU to underlying result
6 month period (1 January to 30 June)	2017	2016
Net result ING Group	2,514	2,552

-/- Result from discontinued operations		442
-/- Insurance Other	–64	–136

Net result Banking	2,578	2,246

-/- Divestments/special items		–13

Underlying net result Banking	2,578	2,259

ING recorded strong results in the first half of 2017, driven by continued business growth and lower risk costs. The net result was EUR 2,514 million, down 1.5% compared with EUR 2,552 million in the same period of 2016, but this decline was fully explained by the EUR 442 million net result from discontinued operations as ING sold the remaining equity stakes in NN Group in the first half of 2016. In the first half of 2017, there were no discontinued operations. The net result from continuing operations rose 19.1% to EUR 2,514 million from EUR 2,110 million in the first half of 2016.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2017 - Unaudited	2

Interim report - continued

In the first half of 2017, ING Group’s net result from continuing operations included EUR -64 million from Insurance Other, reflecting a lower valuation of warrants on Voya and NN Group shares compared with year-end 2016, as well as the result on the sale of 6.5 million of warrants on Voya shares. There were no special items in the first six months of 2017. ING Group’s net result from continuing operations in the first six months of 2016 included EUR –13 million of special items after tax, which were fully related to restructuring programmes in Retail Netherlands that had been announced before 2013, and EUR –136 million from Insurance Other, reflecting a lower valuation of warrants on NN Group and Voya shares compared with year-end 2016.

ING’s underlying net result Banking, which is the net result from continuing operations excluding special items and Insurance Other, increased 14.1% to EUR 2,578 million from EUR 2,259 million in the first six months of 2016.

Banking operations

Consolidated results of operations

ING’s banking operations posted a strong set of results in the first half of 2017. Net result rose to EUR 2,578 million from EUR 2,246 million in the first six months of 2016. There were no divestments and special items in the first half of 2017, whereas the first half of 2016 included the abovementioned EUR -13 million of special items after tax.

Excluding special items, banking operations posted an underlying net profit of EUR 2,578 million in the first six months of 2017, up 14.1% from EUR 2,259 million in the same period last year. The underlying effective tax rate was 28.0% compared with 28.1% in the first six months of 2016.

The underlying result before tax increased 14.1% to EUR 3,644 million from EUR 3,195 million in the first six months of last year. Income benefitted from robust commercial performance and was furthermore supported by a EUR 97 million one-time gain on the sale of an equity stake in the real estate run-off portfolio, while the first six months of 2016 included a EUR 200 million one-time gain on the sale of Visa shares. Underlying expenses rose 1.1% on the first six months of last year, while risk costs declined by EUR 209 million, or 36.6%.

Total underlying income rose 3.4% to EUR 8,928 million from EUR 8,634 million in the first six months of 2016, with negligible impacts from credit and debt valuation adjustments in both periods. Excluding the abovementioned one-time gains, income was 4.7% higher, Net interest income rose by EUR 196 million, or 3.0%, mainly driven by volume growth, in both customer lending and customer deposits. Net interest income on customer lending rose, mainly driven by higher volumes in non-mortgage lending, partly offset by a slightly lower overall lending margin. The interest result on customer deposits declined, as the impact of volume growth was more than offset by margin pressure on both savings and current accounts due to lower reinvestment yields. Net interest income was furthermore supported by improved interest results on Bank Treasury activities and in the Corporate Line, while Financial Markets interest results were lower. The underlying interest margin improved by one basis points to 1.51% in the first six months of 2017 compared with 1.50% in the same period of last year. Commission income rose 14.7% to EUR 1,396 million from EUR 1,217 million last year. The increase was recorded in most segments and products. Investment income declined to EUR 91 million, from EUR 243 million in the first half of 2016, which included EUR 163 million of gains on the sale of Visa shares related to ING’s direct memberships in Visa Europe. Other income rose to EUR 729 million from EUR 659 million last year. The first six months of 2017 included a EUR 97 million one-time gain on the sale of an equity stake from the real estate run-off portfolio, while last year included EUR 38 million of gains on the sale of Visa shares related to INGs indirect membership in Visa Europe. Excluding these items, other income increased by 1.8%.

Underlying operating expenses increased by EUR 54 million, or 1.1%, to EUR 4,922 million. Expenses in the first six months of 2017 included EUR 543 million of regulatory costs, while the same period of 2016 included EUR 571 million of regulatory costs. Expenses excluding regulatory costs rose by EUR 82 million, or 1.9%, to EUR 4,379 million. The increase was mainly visible in the Retail Challengers & Growth Markets and Wholesale Banking’s Industry Lending to support business growth. Cost savings and favourable currency impacts compensated for the impact of one-offs in both periods. The underlying cost/income ratio improved to 55.1% from 56.4% in the first half of 2016.

Net additions to loan loss provisions declined to EUR 362 million from EUR 571 million in the first half of 2016, reflecting improved macroeconomic conditions in most of our segments. The decline was mainly visible in Retail Netherlands and Wholesale Banking. Risk costs were annualised 23 basis points of average risk-weighted assets (RWA) compared with 36 basis points in the first half of 2016, which is well below ING’s through-the-cycle guidance range for risk costs of 40-45 basis points of average RWA.

Retail Netherlands

Underlying result before tax of Retail Netherlands increased to EUR 1,043 million from EUR 661 million in the first six months of 2016, due to lower operating expenses and risk costs, combined with higher income.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2017 - Unaudited	3

Interim report - continued

Total underlying income increased by EUR 34 million, or 1.6%, to EUR 2,193 million, compared with EUR 2,159 million in the first six months in 2016. Net interest income declined 2.9%, mainly reflecting lower lending volumes (largely related to the WUB legacy portfolio) and margin pressure on current accounts due to the low interest rate environment, which could only partly be compensated by improved margins on savings accounts and higher volumes in current accounts. Customer lending declined by EUR 1.2 billion in the first half of 2017, of which EUR 1.5 billion was caused by the continued transfer of WestlandUtrecht Bank (WUB) mortgages to NN Group and the run-off in the WUB portfolio, whereas Bank Treasury related items increased by EUR 1.4 billion. Excluding these items, net core lending decreased by EUR 1.1 billion, as a EUR 1.7 billion decline in mortgages was only partly offset by EUR 0.6 billion growth in other lending. Net customer deposits (excluding Bank Treasury) grew by EUR 5.2 billion in the first half year of 2017. Investment and other income rose by EUR 56 million, mainly due to higher allocated Bank Treasury revenues, while last year included a EUR 18 million gain on the sale of Visa shares.

Operating expenses fell 19.9% compared with the first half year of 2016, to EUR 1,121 million. Expenses were higher in the first six months of 2016, mainly due to a EUR 126 million addition to the provision for compensation for SME clients with interest rate derivatives and some additional redundancy costs, but were also supported by benefits coming through from the ongoing cost-saving initiatives.

The net addition to loan loss provisions decreased to EUR 29 million, or 12 basis points of average risk-weighted assets, compared with EUR 99 million, or 35 basis points, in the first half year of 2016. Risk costs are low, reflecting the positive macroeconomic conditions in the Netherlands.

Retail Belgium

Retail Belgium’s underlying result before tax decreased to EUR 377 million from EUR 507 million in the first six months of 2016, mainly due to higher expenses and slightly lower income, partly offset by lower risk costs.

The underlying income fell by EUR 27 million, or 2.0%, to EUR 1,298 million compared with EUR 1,325 million last year, mainly due to the EUR 30 million one-time gain related to the sale of Visa shares last year. Net interest income declined by EUR 24 million, or 2.5%, reflecting lower prepayment and renegotiation fees on mortgages and lower margins on savings and current accounts. This was partly offset by volume growth. The lending portfolio increased by EUR 2.1 billion in the first half of 2017, of which EUR 1.2 billion was in residential mortgages and EUR 0.9 billion in other lending. Net customer deposits (excluding Bank Treasury) increased by EUR 1.6 billion, entirely in current accounts, while savings recorded an outflow. Commission income was up EUR 21 million, or 10.1%, mainly because of higher fee income on investment products. Investment and other income decreased to EUR 125 million from EUR 148 million in the first half of 2016, which included a EUR 30 million one-time gain related to the sale of Visa shares.

Operating expenses increased by EUR 142 million, or 19.5%, to EUR 872 million compared with the first half of 2016, which included a EUR –95 million one-off expense adjustment in procured cost. Excluding the expense adjustment, operating expenses rose by EUR 47 million, or 5.7%, partly caused by higher regulatory costs and accelerated depreciation for the branch network.

The net addition to the provision for loan losses declined to EUR 49 million from EUR 89 million a year ago, mainly due to lower risk costs in business lending.

Retail Germany

Retail Germany’s underlying result before tax declined to EUR 398 million from EUR 452 million in the first six months of 2016, mainly due to lower income, partly offset by lower risk costs.

The underlying income decreased to EUR 918 million in the first half of 2017 compared with EUR 985 million a year ago, which was supported by a EUR 44 million one-time gain related to the sale of Visa shares. Net interest income declined 2.1% to EUR 821 million, due to lower margins on both customer lending and customer deposits, largely offset by volume growth and higher interest results from Bank Treasury. Despite the reduction of client savings rates, customer deposits increased by EUR 3.8 billion in the first half of 2017. Net core lending, which excludes Bank Treasury products, increased by EUR 1.5 billion, of which EUR 0.9 billion was attributable to residential mortgages and EUR 0.6 billion to consumer lending. Commission income rose 19.3% to EUR 99 million. Investment and other income declined to EUR –2 million due to negative hedge ineffectiveness results from EUR 63 million in the first half of 2016, which included a EUR 44 million one-time gain on the sale of Visa shares.

Operating expenses increased by EUR 4 million, or 0.8%, to EUR 514 million compared with the first half of 2016, supported by a EUR 48 million decline in regulatory costs. Expenses excluding regulatory costs were EUR 447 million, or 13.2% higher than a year ago. The increase was mainly due to higher headcount to support business growth, higher costs related to primary customer acquisition and investments in Project Welcome which aims to digitise ING Germany’s platform further.

The net addition to the provision for loan losses decreased to EUR 6 million from EUR 22 million a year ago, reflecting the benign credit environment in Germany.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2017 - Unaudited	4

Interim report - continued

Retail Other

Retail Other’s underlying result before tax increased to EUR 481 million from EUR 422 million in the first six months of last year, which included in total a EUR 109 million one-time gain on the sale of Visa shares recorded in a number of countries. Excluding the Visa gain, result before tax rose by 53.7%, reflecting business and revenue growth in most countries, partly offset by higher expenses to support business growth.

Total underlying income increased by EUR 106 million, or 7.7%, to EUR 1,477 million from EUR 1,371 million in the first half year of 2016. When adjusting for the one-time Visa gain, total income was up EUR 215 million, or 17.0%. This increase was driven by improved commercial results across most of the countries reflecting continued client and volume growth. Net interest income increased 17.2% on last year, stemming from higher volumes in most countries and supported by increased margins on lending products, while margins on savings and current accounts and deposits declined. The net production in customer lending (adjusted for currency effects and Bank Treasury) was EUR 4.7 billion in the first half of 2017, with growth mainly in Australia and Poland. The net inflow in customer deposits, also adjusted for currency impacts and Bank Treasury, was EUR 3.8 billion, with largest increases in Australia and Spain.

Operating expenses increased by EUR 62 million, or 7.5%, to EUR 890 million compared with the first half of 2016, of which EUR 12 million was due to higher regulatory costs . Excluding regulator costs, operating expenses rose by EUR 50 million, or 6.7%. This was due to higher marketing and staff expenses, as well as higher investments related to strategic projects.

The net addition to loan loss provisions decreased by EUR 15 million to EUR 107 million compared with EUR 122 million a year ago, supported by a release in Italy reflecting a model update for mortgages.

Wholesale Banking

In the first six months of 2017, the underlying result before tax rose 24.1% to EUR 1,591 million from EUR 1,282 million in the same period last year. The increase was mainly due to higher income and lower risk costs, while expenses increased.

Underlying income rose by EUR 347 million, or 12.5%, to EUR 3,134 million in the first half of 2017, supported by a EUR 97 million one-time gain on the sale of an equity stake in the real estate run-off portfolio and EUR 31 million less negative CVA/DVA impacts (EUR –3 million in the first half of 2017 versus EUR –34 million in the same period last year). Excluding CVA/DVA impacts and the one-time gain, total underlying income was 7.8% higher, mainly due to higher revenues in Industry Lending and General Lending & Transaction Services, while income in Financial Markets was resilient.

Net interest income increased by EUR 69 million, or 3.8%, on the first six months of 2016, driven by continued volume growth in Industry Lending and General Lending & Transaction Services, albeit at lower margins. This was partly offset by lower interest results in Financial Markets and Bank Treasury. Net core lending (excluding currency impacts, Bank Treasury and the Lease run-off portfolio) grew by EUR 5.0 billion in the first half of 2017. Net customer deposits (excluding currency impacts and Bank Treasury) declined by EUR 2.5 billion.

Commission income increased by EUR 53 million, or 10.1%, on last year, mainly due to higher fee income in Industry Lending and General Lending & Transaction Services. Investment and other income amounted to EUR 661 million, up from EUR 436 million in the first half of 2016. This increase was for the larger part attributable to Financial Markets, which included the less negative CVA/DVA impacts, and the aforementioned gain on the sale of an equity stake in the real estate run-off portfolio.

Operating expenses were EUR 1,373 million, or 8.5% higher than in the first half of 2016. Excluding the impact from regulatory costs (EUR 98 million in the first half of 2017 versus EUR 104 million a year ago), operating expenses increased by EUR 114 million, or 9.8%, on the first half of 2016. A large part of the increase was explained by a provision for a litigation linked to a business that was discontinued in Luxembourg around the year 2000. The remaining costs growth was due to higher headcount to support business growth, wage inflation and IT investments. The underlying cost/income ratio in the first half of 2017 was 43.8%, compared with 45.4% a year ago.

Net addition to loan loss provisions declined to EUR 170 million, or 22 basis points of average risk-weighted assets, from EUR 240 million, or 32 basis points, in the first half of 2016. The decline reflects lower risk costs in General Lending & Transaction Services and Industry Lending, whereas risk costs for the Italian lease run-off portfolio increased.

Corporate Line

The Corporate Line reported an underlying result before tax of EUR –246 million compared with EUR –128 million in the first half of 2016. Total income declined to EUR –93 million from EUR 7 million a year ago, mainly due to the higher cost of net investment hedging and negative results on equity participations, while last year benefitted from the release of the TLTRO hedge reserve. DVA on own-issued debt was EUR –9 million in the first half of 2017 versus EUR 15 million a year ago. Operating expenses increased to EUR 152 million from EUR 135 million in the first half of 2016, due to higher financing charges and share-base payments expenses.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2017 - Unaudited	5

Interim report - continued

ING Group statement of financial position (‘balance sheet’)

ING Group’s balance sheet increased by EUR 17 billion to EUR 862 billion at 30 June 2017 from EUR 845 billion at the end of 2016.

Cash and balances with central banks

Cash and balances with central banks remained flat at EUR 18 billion.

Loans and advances to banks and Deposits from banks

Loans and advances to banks decreased by EUR 1 billion to EUR 28 billion. Deposits from banks increased by EUR 7 billion to EUR 39 billion due to ING Group’s participation in the TLTRO.

Financial assets/liabilities at fair value

Financial assets at fair value through profit or loss increased by EUR 21 billion to EUR 143 billion, due to increased reverse repo activity, partly offset by lower trading derivatives. On the liability side Financial liabilities at fair value through profit or loss increased by EUR 4 billion to EUR 103 billion, also caused by higher repo activity partly offset by lower trading derivatives.

Investments

Investments decreased by EUR 8 billion to EUR 83 billion at the end of June 2017. The decrease mainly concerned debt securities available-for-sale.

Loans and advances to customers

Loans and advances to customers increased by EUR 5 billion to EUR 568 billion. This increase was due to EUR 6 billion higher customer lending, partly offset by EUR 2 billion lower securities at amortised cost. Adjusted for EUR 6 billion of negative currency impacts, customer lending increased by EUR 12 billion. This was mainly caused by EUR 12 billion of net core lending growth and a EUR 4 billion increase in Bank Treasury lending, partly offset by the repayment of subordinated debt by NN Group in the first quarter of 2017, the continued transfer of WUB residential mortgages to NN Group and a decline of the run-off portfolios of WUB and Lease.

Debt securities in issue

The decrease of EUR 4 billion to EUR 99 billion in Debt securities in issue was mainly caused by a EUR 5 billion decrease of long-term debt as maturities and redemptions outpaced new issuance of RMBS, senior debt and Tier 2 instruments. This was slightly offset by EUR 1 billion higher CD/CPs.

Customer deposits

Customer deposits increased by EUR 10 billion to EUR 533 billion. Adjusted for currency impacts and Bank Treasury, net customer deposits grew by EUR 12 billion in the first half of 2017, due to higher customer deposits at Retail Banking.

Shareholders’ equity

Shareholders’ equity remained flat at EUR 50 billion. The EUR 2.5 billion net result for the first half of 2017 was offset by the EUR 1.6 billion payment of the final dividend for the year 2016 and declines in the following reserves: currency translation reserve EUR -0.5 billion due to appreciation of the euro; cash flow hedge reserve EUR -0.4 billion; and the available-for-sale reserve EUR -0.2 billion.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2017 - Unaudited	6

Interim report - continued

Conformity statement

The Executive Board is required to prepare the Interim Accounts and the Interim Report of ING Groep N.V. for each financial period in accordance with applicable Dutch law and those International Financial Reporting Standards (IFRS) that were endorsed by the European Union.

Conformity statement pursuant to section 5:25d paragraph 2(c) of the Dutch Financial Supervision Act (Wet op het financieel toezicht)

The Executive Board is responsible for maintaining proper accounting records, for safeguarding assets and for taking reasonable steps to prevent and detect fraud and other irregularities. It is responsible for selecting suitable accounting policies and applying them on a consistent basis, making judgements and estimates that are prudent and reasonable. It is also responsible for establishing and maintaining internal procedures which ensure that all major financial information is known to the Executive Board, so that the timeliness, completeness and correctness of the external financial reporting are assured.

As required by section 5:25d paragraph 2(c) of the Dutch Financial Supervision Act, each of the signatories hereby confirms that to the best of his knowledge:

•	the ING Groep N.V. interim accounts for the period ended 30 June 2017 give a true and fair view of the assets, liabilities, financial position and profit or loss of ING Groep N.V. and the entities included in the consolidation taken as a whole; and

•	the ING Groep N.V. interim report for the period ended 30 June 2017 includes a fair review of the information required pursuant to article 5:25d, paragraphs 8 and 9 of the Dutch Financial Supervision Act regarding ING Groep N.V. and the entities included in the consolidation taken as a whole.

Amsterdam, 1 August 2017

R.A.J.G. (Ralph) Hamers

CEO, chairman of the Executive Board

J.V. (Koos) Timmermans

CFO, member of the Executive Board

S.J.A. (Steven) van Rijswijk

CRO, member of the Executive Board

ING Group Condensed consolidated interim financial information for the period ended 30 June 2017 - Unaudited	7

Condensed consolidated statement of

financial position

as at in EUR million	30 June 2017	31 December 2016
Assets
Cash and balances with central banks	17,894	18,144
Loans and advances to banks	27,987	28,858
Financial assets at fair value through profit or loss 2	143,143	122,093
Investments 3	83,441	91,663
Loans and advances to customers 4	568,237	563,660
Investments in associates and joint ventures	1,066	1,141
Property and equipment	1,938	2,002
Intangible assets 5	1,491	1,484
Current tax assets	350	314
Deferred tax assets	880	1,000
Other assets 6	15,624	14,722

Total assets	862,051	845,081

Liabilities
Deposits from banks	39,248	31,964
Customer deposits	533,210	522,942
Financial liabilities at fair value through profit or loss 7	103,202	98,974
Current tax liabilities	571	546
Deferred tax liabilities	682	919
Provisions	1,873	2,028
Other liabilities 8	17,598	16,852
Debt securities in issue 9	98,968	103,234
Subordinated loans 9	16,340	17,223

Total liabilities	811,692	794,682

Equity 10
Share capital and share premium	17,043	16,989
Other reserves	4,963	5,897
Retained earnings	27,679	26,907

Shareholders’ equity (parent)	49,685	49,793
Non-controlling interests	674	606

Total equity	50,359	50,399

Total equity and liabilities	862,051	845,081

References relate to the accompanying notes. These form an integral part of the Condensed consolidated interim accounts.

Reference is made to Note 1 ‘Accounting policies’ for information on Changes in accounting principles, estimates and presentation of the Condensed consolidated interim accounts and related notes.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2017 - Unaudited	8

Condensed consolidated statement of

profit or loss

6 month period	1 January to 30 June
in EUR million	2017	2016
Continuing operations
Interest income 11	22,086	22,247
Interest expense 11	–15,375	–15,732

Net interest income	6,711	6,515
Net commission income	1,395	1,217
Valuation results and net trading income 12	420	351
Investment income 13	90	242
Other income[1] 14	248	173

Total income	8,864	8,498

Addition to loan loss provisions 4	362	571
Staff expenses 15	2,580	2,525
Other operating expenses 16	2,342	2,360

Total expenses	5,284	5,456

Result before tax from continuing operations	3,580	3,042

Taxation	1,022	893

Net result from continuing operations	2,558	2,149

Discontinued operations 17
Net result from discontinued operations		442

Total net result from discontinued operations	–	442

Net result (before non-controlling interests)	2,558	2,591
Net result attributable to Non-controlling interests	44	39

Net result attributable to Equityholders of the parent	2,514	2,552

1	Other income includes Result on disposal of group companies, Result from associates and joint ventures, Net operating lease income, Income from investment property development projects, and Other.

6 month period	1 January to 30 June
in EUR million	2017	2016
Net result attributable to Non-controlling interests
– from continuing operations	44	39

	44	39

Net result attributable to Equityholders of the parent
– from continuing operations	2,514	2,110
– from discontinued operations		442

	2,514	2,552

References relate to the accompanying notes. These form an integral part of the Condensed consolidated interim accounts.

Reference is made to Note 1 ‘Accounting policies’ for information on Changes in accounting principles, estimates and presentation of the Condensed consolidated interim accounts and related notes.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2017 - Unaudited	9

Condensed consolidated statement of profit or loss - continued

6 month period	1 January to 30 June
in EUR	2017	2016
Earnings per ordinary share 18
Basic earnings per ordinary share	0.65	0.66
Diluted earnings per ordinary share	0.65	0.66

Earnings per ordinary share from continuing operations 18
Basic earnings per ordinary share from continuing operations	0.65	0.54
Diluted earnings per ordinary share from continuing operations	0.65	0.54

Dividend per ordinary share 19	0.24	0.24

References relate to the accompanying notes. These form an integral part of the Condensed consolidated interim accounts.

Reference is made to Note 1 ‘Accounting policies’ for information on Changes in accounting principles, estimates and presentation of the Condensed consolidated interim accounts and related notes.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2017 - Unaudited	10

Condensed consolidated statement of comprehensive

income

6 month period	1 January to 30 June
in EUR million	2017	2016
Net result (before non-controlling interests)	2,558	2,591

Other comprehensive income
Items that will not be reclassified to the statement of profit or loss:
Unrealised revaluations property in own use	–5	8
Remeasurement of the net defined benefit asset/liability	10	–59

Items that may subsequently be reclassified to the statement of profit or loss:
Unrealised revaluations available-for-sale investments and other revaluations	–103	–110
Realised gains/losses transferred to the statement of profit or loss	–71	–45
Changes in cash flow hedge reserve	–397	632
Exchange rate differences and other	–436	–191
Share of other comprehensive income of associates and joint ventures	3	–21

Total comprehensive income	1,559	2,805

Comprehensive income attributable to:
Non-controlling interests	68	12
Equityholders of the parent	1,491	2,793

	1,559	2,805

Reference is made to Note 1 ‘Accounting policies’ for information on Changes in accounting principles, estimates and presentation of the Condensed consolidated interim accounts and related notes.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2017 - Unaudited	11

Condensed consolidated statement of changes in equity

in EUR million	Share capital and share premium	Other reserves	Retained earnings	Share- holders’ equity (parent)	Non- controlling interests	Total equity
Balance as at 1 January 2017	16,989	5,897	26,907	49,793	606	50,399

Unrealised revaluations available-for-sale investments and other revaluations		–108		–108	5	–103
Realised gains/losses transferred to the statement of profit or loss		–69		–69	–2	–71
Changes in cash flow hedge reserve		–395		–395	–2	–397
Unrealised revaluations property in own use		–5		–5		–5
Remeasurement of the net defined benefit asset/liability		10		10		10
Exchange rate differences and other		–459		–459	23	–436
Share of other comprehensive income of associates and joint ventures and other income		94	–91	3		3

Total amount recognised directly in other comprehensive income	–	–932	–91	–1,023	24	–999
Net result from continuing and discontinued operations			2,514	2,514	44	2,558

Total comprehensive income	–	–932	2,423	1,491	68	1,559

Dividends			–1,632	–1,632		–1,632
Changes in treasury shares		–2		–2		–2
Employee stock option and share plans	54		–19	35		35

Balance as at 30 June 2017	17,043	4,963	27,679	49,685	674	50,359

Changes in individual Reserve components are presented in Note 10 ‘Equity’.

in EUR million	Share capital and share premium	Other reserves	Retained earnings	Share- holders’ equity (parent)	Non- controlling interests	Total equity
Balance as at 1 January 2016	16,982	5,759	25,091	47,832	638	48,470

Unrealised revaluations available-for-sale investments and other revaluations		–98		–98	–12	–110
Realised gains/losses transferred to the statement of profit or loss		–45		–45		–45
Changes in cash flow hedge reserve		621		621	11	632
Unrealised revaluations property in own use		8		8		8
Remeasurement of the net defined benefit asset/liability		–59		–59		–59
Exchange rate differences and other		–165		–165	–26	–191
Share of other comprehensive income of associates and joint ventures and other income		–21		–21		–21

Total amount recognised directly in other comprehensive income	–	241	–	241	–27	214
Net result from continuing and discontinued operations			2,552	2,552	39	2,591

Total comprehensive income	–	241	2,552	2,793	12	2,805

Dividends			–1,590	–1,590	–31	–1,621
Changes in treasury shares		7		7		7
Employee stock option and share plans	4		40	44		44

Balance as at 30 June 2016	16,986	6,007	26,093	49,086	619	49,705

ING Group Condensed consolidated interim financial information for the period ended 30 June 2017 - Unaudited	12

Condensed consolidated statement of cash flows

6 month period		1 January to 30 June
in EUR million		2017	2016
Cash flows from operating activities
Result before tax[1]		3,580	3,482
Adjusted for:	– depreciation	260	260
	– addition to loan loss provisions	362	571
	– other	188	1,248
Taxation paid		–885	–914
Changes in:	– loans and advances to banks, not available on demand	–971	102
	– trading assets	–19,642	–15,649
	– non-trading derivatives	–2,236	175
	– other financial assets at fair value through profit or loss	–114	–2,312
	– loans and advances to customers	–8,865	–20,599
	– other assets	–184	–4,949
	– deposits from banks, not payable on demand	7,257	2,050
	– customer deposits	9,844	13,483
	– trading liabilities	5,507	25,356
	– other financial liabilities at fair value through profit or loss	–368	–35
	– provisions and other liabilities	–947	2,230

Net cash flow from/(used in) operating activities		–7,214	4,499

Cash flows from investing activities
Investments and advances:	– available-for-sale investments	–14,936	–15,470
	– other investments	–2,720	–588
Disposals and redemptions:	– associates and joint ventures[2]	197	1,066
	– available-for-sale investments[3]	22,654	16,508
	– loans	525	711
	– other investments	751	227

Net cash flow from/(used in) investing activities		6,471	2,454

Cash flows from financing activities
Proceeds from debt securities and subordinated loans		52,325	69,024
Repayments of debt securities and subordinated loans[4]		–52,178	–69,323
Changes in treasury shares		–2	5
Dividends paid 19		–1,632	–1,590

Net cash flow from/(used in) financing activities		–1,487	–1,884

Net cash flow		–2,230	5,069

ING Group Condensed consolidated interim financial information for the period ended 30 June 2017 - Unaudited	13

Condensed consolidated statement of cash flows - continued

6 month period	1 January to 30 June
in EUR million	2017	2016
Net cash flow	–2,230	5,069

Cash and cash equivalents at beginning of period	16,164	20,379
Effect of exchange rate changes on cash and cash equivalents	148	–570

Cash and cash equivalents at end of period	14,082	24,878

Cash and cash equivalents comprises the following items:
Treasury bills and other eligible bills	309	845
Deposits from banks/Loans and advances to banks	–4,121	–2,088
Cash and balances with central banks	17,894	26,121

Cash and cash equivalents at end of the period	14,082	24,878

1	Result before tax includes results from continuing operations of EUR 3,580 million (first six months of 2016: EUR 3,042 million) as well as results from discontinued operations of nil (first six months of 2016: EUR 440 million).
2	Disposal and redemptions – associates and joint ventures, in the first six months of 2016 includes EUR 1,016 million proceeds on the further sale of NN Group shares in January 2016 resulting in a loss of significant influence over NN Group.
3	Disposal and redemptions – available-for-sale investments, in the first six months of 2016, includes EUR 1,375 million proceeds on the divestment of the remaining shareholding in NN Group in April 2016.
4	Included in Repayments of debt securities and subordinated loans is a cash outflow of EUR 128 million related to the third and final tranche of mandatory exchangeable subordinated notes from the Anchor investors into NN Group ordinary shares in February 2016.

References relate to the accompanying notes. These form an integral part of the Condensed consolidated interim accounts.

6 month period	1 January to 30 June
in EUR million	2017	2016
Interest received	22,462	22,427
Interest paid	–16,140	–16,426

	6,322	6,001
Dividend received	41	34

Dividend paid	–1,632	–1,590

Interest received, interest paid and dividends received are included in operating activities in the cash flow statement. Dividend paid is included in financing activities in the cash flow statement.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2017 - Unaudited	14

Notes to the accounting policies

Notes to the Condensed consolidated interim accounts

amounts in millions of euros, unless stated otherwise

Notes to the accounting policies

Reporting entity

ING Groep N.V. is a company domiciled in Amsterdam, the Netherlands. Commercial Register of Amsterdam, number 33231073. These Condensed consolidated interim accounts, as at and for the six months ended 30 June 2017, comprise ING Groep N.V. and its subsidiaries, together referred to as ING Group. ING Group is a global financial institution with a strong European base, offering a wide range of retail and wholesale banking services to customers in over 40 countries.

Basis of preparation of the Consolidated interim accounts

The Condensed consolidated interim accounts have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

ING Group applies International Financial Reporting Standards (IFRS) as adopted by the European Union (EU), which are IFRS Standards and IFRS IC Interpretations as issued by the International Accounting Standards Board (IASB) with some limited modifications such as the temporary ‘carve out’ from IAS 39 ‘Financial Instruments: Recognition and Measurement’ (herein, referred to as IFRS). This is consistent with the 2016 ING Group Consolidated annual accounts.

These Condensed consolidated interim accounts should be read in conjunction with the 2016 ING Group Consolidated annual accounts, including the Legal proceeding note (Note 45).

Under the EU carve out, ING Group applies fair value hedge accounting to portfolio hedges of interest rate risk (macro hedging). For further information, reference is made to Note 1 ‘Accounting policies’, f) Principles of valuation and determination of results in the 2016 ING Group Consolidated annual accounts.

Certain amounts recorded in the Condensed consolidated interim accounts reflect estimates and assumptions made by management. Actual results may differ from the estimates made. Interim results are not necessarily indicative of full-year results.

1 Accounting policies

Changes in IFRS effective in 2017

Subject to endorsement by the EU the following amendments become effective in 2017:

•	Amendments to IAS 12 ‘Income Taxes’: Recognition of Deferred Tax Assets for Unrealised losses;

•	Amendments to IAS 7 ‘Statement of Cash Flows: Disclosure Initiative’; and

•	Annual improvement cycle 2014 – 2016: IFRS 12, ‘Disclosure of interest in other entities’

If endorsed by the EU before 31 December 2017 ING will apply these amendments for annual periods beginning on or after 1 January 2017. The implementation of these amendments will have no significant impact on ING Group’s results or financial position. ING Group has not early adopted any other standard, interpretation or amendment which has been issued, but is not yet effective.

Changes in accounting policies, estimates, and presentation of the Condensed consolidated interim accounts and related notes

There were no significant changes in accounting policies, or estimates in the Condensed consolidated interim accounts for the period ended 30 June 2017.

The presentation has been modified from the 30 June 2016 published Condensed consolidated interim accounts to align more closely with 2016 ING Group Consolidated annual accounts. For a list of changes made see 2016 ING Group Consolidated annual accounts, Note 1 ‘Changes in presentation of the Consolidated annual accounts and related notes’.

Upcoming changes in IFRS

The most significant upcoming changes to IFRS, comprise IFRS 9 ‘Financial instruments’, IFRS 15 ‘Revenue from contracts with customers’ and IFRS 16 ‘Leases’.

IFRS 9 ‘Financial Instruments’

IFRS 9 ‘Financial Instruments’ was issued by the IASB in July 2014 and endorsed by the EU in November 2016. IFRS 9 will replace IAS 39 ‘Financial Instruments: Recognition and Measurement’ and includes requirements for the classification and measurement of financial assets and liabilities, impairment of financial assets, and hedge accounting. The new requirements become effective as of 1 January 2018.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2017 - Unaudited	15

Notes to the accounting policies - continued

IFRS 9 program governance and status

In 2017 the IFRS 9 program is focussing on implementing the methodologies and approaches that have been developed thus far. A first ‘parallel run’ was conducted whereby a limited scope of ING Group entities reported IFRS 9 figures internally. In addition to gain a better understanding of IFRS 9 figures, the parallel runs test the processes and the ability of ING Group entities to report the required IFRS 7 disclosures. Two further parallel runs are planned for 2017 to ensure IFRS 9 readiness on 1 January 2018.

Overall progress on implementing the standard continues as expected, with model development and validation and technical accounting issues being finalised according to the execution roadmap.

Classification and Measurement

The classification and measurement of financial assets will depend on how these are managed (the business model test) and their contractual cash flow characteristics (the SPPI test). The business model documentation and SPPI testing across all ING Group entities is approaching finalisation, with the formal governance for embedding new organisational processes into everyday business taking shape. The governance will be put into place before 1 January 2018 to ensure continued compliance with IFRS 9 following transition.

Impact

ING is currently finalising the impact of IFRS 9 on the classification and measurement of its financial assets. As a result of the business model analysis, a few portfolios are identified for which measurement will change. Of particular note is the investment portfolio, which will be split into a portfolio classified at amortised cost and a FVOCI portfolio. ING has not yet determined what part will be classified as amortised cost. This change will have an impact on equity and regulatory capital at transition, but will reduce capital volatility in the future.

Impairment

Previous decisions regarding key concepts such as the measurement of expected credit losses (ECL) remain as described in the 2016 ING Group Consolidated annual accounts. The implementation of these concepts into central credit risk systems and the development and testing of impairment models is ongoing, with the models for the Group’s most material portfolios developed. In 2017, the methodological framework for multiple macroeconomic scenarios in the ECL calculation was set up. During the second part of 2017, ING will focus on implementing the macro economic scenarios into the models and finalising the validation.

Impact

ING expects that the increase in provisions at transition might lead to a negative effect on equity and may be partly offset by the release of expected loss elements currently included in the calculation of regulatory capital (i.e. the regulatory shortfall). Based on the IFRS 9 ECL model, a more volatile impairment charge is to be expected following macroeconomic predictions. ING will quantify the potential impact of IFRS 9 not later than in the 2017 ING Group Consolidated annual accounts.

Hedge Accounting

The previous decision to continue applying IAS 39 for hedge accounting including the application of the EU carve out as explicitly permitted by IFRS 9 remains in place. The revised hedge accounting disclosures as required by IFRS 7 ‘Financial Instruments: Disclosures’ as per 1 January 2018 are currently being implemented across ING Group and tested during the parallel runs.

Further information about the IFRS 9 program is available on pages 123-125 of the ING Group Annual Report 2016.

IFRS 15 ‘Revenue from Contracts with Customers’

IFRS 15 ‘Revenue from Contracts with Customers’ is effective for annual periods beginning on or after 1 January 2018 and was endorsed by the EU in September 2016. IFRS 15 introduces a 5-step approach for recognising revenue as and when the agreed performance obligations are satisfied. Agreed performance obligations are individual promises made to the customer that delivers benefit from the customers perspective. Revenue should either be recognised at a point-in-time or over-time depending on the service being delivered to the customer. The standard may be applied retrospectively, although transitional relief is available.

Commission income is the key revenue stream in scope of IFRS 15 and ING Group is in the process of assessing the possible impact, though overall we do not expect it to be significant. Fees related to the effective yield of the loan that are presented in Interest income or bank guarantee fees are not in the scope of IFRS 15.

IFRS 16 ‘Leases’

In January 2016, the IASB issued IFRS 16 ‘Leases’ the new accounting standard for leases. The new standard is effective for annual periods beginning on or after 1 January 2019 and will replace IAS 17 ‘Leases’ and IFRIC 4 ‘Determining whether an Arrangement contains a Lease’. IFRS 16 is not yet endorsed by the EU. The new standard removes for lessee accounting, the distinction between operating or finance leases, resulting in all leases being treated as finance leases. All leases will be recognised on the statement of financial position with the optional exceptions for short-term leases with a lease term of less than 12 months and leases of low-value assets (for example mobile phones or laptops). A lessee is required to recognise a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. The main reason for this change is that this approach will result in a more comparable representation of a lessee’s assets and liabilities in relation to other companies and, together with enhanced disclosures, will provide greater transparency of a lessee’s financial leverage and capital employed. The standard permits a lessee to choose either a full retrospective or a modified retrospective transition approach. Furthermore the standard provides some practical options and exemptions to ease the costs of transition. Lessor accounting remains substantially unchanged. ING Group will adopt the standard at its effective date and is currently assessing the impact of this standard.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2017 - Unaudited	16

Notes to the Condensed consolidated statement of financial position

Notes to the Condensed consolidated statement of financial position

2 Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss
	30 June 2017	31 December 2016
Trading assets	135,246	114,504
Non-trading derivatives	2,926	2,490
Designated as at fair value through profit or loss	4,971	5,099

	143,143	122,093

The increase in Trading assets in the first six months of 2017, is mainly attributable to an increase of EUR 26.8 billion trading loans and receivables, and EUR 2.3 billion in Trading equity securities. These were offset by a decrease of EUR 7.7 billion in trading derivatives mainly due to mark to market changes and expiring contracts.

Trading assets and trading liabilities include assets and liabilities that are classified under IFRS as ‘Trading’ but are closely related to servicing the needs of the clients of ING Group. ING offers institutional and corporate clients and governments products that are traded on the financial markets. A significant part of the derivatives in the trading portfolio are related to servicing corporate clients in their risk management to hedge for example currency or interest rate exposures. In addition, ING provides its customers access to equity and debt markets for issuing their own equity or debt securities (‘securities underwriting’). Although these are presented as ‘Trading’ under IFRS, these are directly related to services to ING’s customers. Loans and receivables in the trading portfolio mainly relate to (reverse) repurchase agreements, which are comparable to collateralised lending. These products are used by ING as part of its own regular treasury activities, but also relate to the role that ING plays as intermediary between different professional customers. Trading assets and liabilities held for ING’s own risk are very limited. From a risk perspective, the gross amount of trading assets must be considered together with the gross amount of trading liabilities, which are presented separately on the statement of financial position. However, IFRS does not allow netting of these positions in the statement of financial position. Reference is made to Note 7 ‘Financial liabilities at fair value through profit or loss’ for information on trading liabilities.

As at 30 June 2017, Non-trading derivatives include EUR 89 million (31 December 2016: EUR 175 million ) and EUR 14 million (31 December 2016: EUR 19 million) related to warrants on the shares of Voya Financial Inc. (Voya) and NN Group N.V. (NN Group) respectively.

3 Investments

Investments by type
	30 June 2017	31 December 2016
Available-for-sale
– equity securities - shares in third party managed structured entities	161	170
– equity securities - other	3,775	3,854

	3,936	4,024
– debt securities	69,199	78,888

	73,135	82,912
Held-to-maturity
– debt securities	10,306	8,751

	10,306	8,751

	83,441	91,663

Available-for-sale debt securities decreased by EUR 9.7 billion and is mainly related to lower positions in Government bonds, Sub-soverign Supranationals and Agencies, and covered bonds.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2017 - Unaudited	17

Notes to the Condensed consolidated statement of financial position - continued

Exposure to debt securities

ING Group’s exposure to debt securities is included in the following lines:

Debt securities
	30 June 2017	31 December 2016
Available-for-sale investments	69,199	78,888
Held-to-maturity investments	10,306	8,751
Loans and advances to customers	5,835	7,471
Loans and advances to banks	203	952

Available-for-sale investments and Assets at amortised cost	85,543	96,062
Trading assets	9,162	9,863
Designated at fair value through profit or loss	1,436	1,669

Financial assets at fair value through profit or loss	10,598	11,532

	96,141	107,594

ING Group’s total exposure to debt securities included in available-for-sale investments and assets at amortised cost of EUR 85,543 million (31 December 2016: EUR 96,062 million) is specified as follows by type of exposure:

Debt securities by type and lines per the statement of financial position - Available-for-sale investments and Assets at amortised cost
	Available-for-sale investments		Held-to-maturity investments		Loans and advances to customers		Loans and advances to banks		Total
	30 June 2017	31 December 2016	30 June 2017	31 December 2016	30 June 2017	31 December 2016	30 June 2017	31 December 2016	30 June 2017	31 December 2016
Government bonds	36,491	41,985	8,328	6,688	835	858			45,654	49,531
Sub-sovereign, Supranationals and Agencies	18,195	20,484	1,662	1,613	275	267			20,132	22,364
Covered bonds	9,221	11,297	100	100	416	1,820	154	882	9,891	14,099
Corporate bonds	1,317	1,345			879	791			2,196	2,136
Financial institutions’ bonds	2,003	2,020			352	351	45	70	2,400	2,441
ABS portfolio	1,972	1,757	216	350	3,078	3,384	4		5,270	5,491

Bond portfolio	69,199	78,888	10,306	8,751	5,835	7,471	203	952	85,543	96,062

Sub-sovereign Supranationals and Agencies (‘SSA’) comprise among others, multilateral development banks, regional governments, local authorities and US agencies. Under certain conditions, SSA bonds may qualify as ‘Level 1 High Quality Liquid Assets’ for LCR.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2017 - Unaudited	18

Notes to the Condensed consolidated statement of financial position - continued

4 Loans and advances to customers

Loans and advances to customers by type
	30 June 2017	31 December 2016
Loans to, or guaranteed by, public authorities	46,581	46,380
Loans secured by mortgages	319,910	318,630
Loans guaranteed by credit institutions	1,572	1,145
Personal lending	24,123	23,098
Asset backed securities	3,078	3,380
Corporate loans	178,007	176,205

	573,271	568,838
Loan loss provisions	–5,034	–5,178

	568,237	563,660

Changes in loan loss provisions
	6 month period ended 30 June 2017	year ended 31 December 2016
Opening balance	5,308	5,786
Write-offs	–476	–1,494
Recoveries	32	94
Increase in loan loss provisions	362	974
Exchange rate differences	–56	–55
Changes in the composition of the group and other changes	–11	3

Closing balance	5,159	5,308

The loan loss provision, as at 30 June 2017, of EUR 5,159 million (31 December 2016: EUR 5,308 million) is presented in the statement of financial position under Loans and advances to customers, Loans and advances to banks, and Other provisions other for EUR 5,034 million (31 December 2016: EUR 5,178 million), EUR 13 million (31 December 2016: EUR 11 million) and EUR 112 million (31 December 2016: EUR 119 million) respectively.

The ‘increase in loan loss provisions’ is presented as ‘Addition to loan loss provisions’ in the Condensed consolidated statement of profit or loss.

5 Intangible assets

Intangible assets
	30 June 2017	31 December 2016
Goodwill	868	903
Software	615	571
Other	8	10

	1,491	1,484

ING Group Condensed consolidated interim financial information for the period ended 30 June 2017 - Unaudited	19

Notes to the Condensed consolidated statement of financial position - continued

Goodwill

Goodwill is allocated to groups of CGUs as follows:

Goodwill allocation to group of CGUs
Group of CGU’s	30 June 2017	31 December 2016
Retail Belgium	50	50
Retail Germany	349	349
Retail Growth Markets[1]	347	375
Wholesale Banking[1]	122	129

	868	903

1	Goodwill related to Growth Countries is allocated across two groups of CGUs EUR 347 million (31 December 2016: EUR 375 million) to Retail Growth Markets and EUR 102 million (31 December 2016: EUR 109 million) to Wholesale Banking.

No goodwill impairment was recognised in the first six months of 2017 (first six months of 2016: nil). Changes in the goodwill per reporting unit in the first six months of 2017 are due to changes in currency exchange rates.

Goodwill impairment testing

Goodwill impairment testing is done annually in the fourth quarter of the year unless there is a triggering event earlier.

6 Other assets

Other assets by type
	30 June 2017	31 December 2016
Net defined benefit assets	567	609
Investment properties	65	65
Property development and obtained from foreclosures	157	184
Accrued interest and rents	4,897	5,588
Other accrued assets	843	884
Amounts to be settled	6,656	4,815
Other	2,439	2,577

	15,624	14,722

Amounts to be settled are primarily transactions not settled at the balance sheet date. They are short term and volatile in nature and are expected to settle shortly after the balance sheet date.

Other assets – Other relates mainly to other receivables in the normal course of business.

7 Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss

	30 June 2017	31 December 2016
Trading liabilities	88,677	83,167
Non-trading derivatives	2,939	3,541
Designated at fair value through profit or loss	11,586	12,266

	103,202	98,974

The increase in Trading liabilities, in the first six months of 2017, is mainly as a result of an increase in funds on deposit of EUR 15.8 billion, and by a decrease in trading derivatives of EUR 9.8 billion driven by changes in mark to market value and expiring contracts.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2017 - Unaudited	20

Notes to the Condensed consolidated statement of financial position - continued

The change in the fair value of financial liabilities designated at fair value through profit or loss that is attributable to changes in credit risk is EUR 27 million in the first six months of 2017 (first six months of 2016: EUR –15 million) and EUR 197 million (31 December 2016: EUR 170 million) on a cumulative basis. This change has been determined as the amount of change in fair value of the financial liability that is not attributable to changes in market conditions that gave rise to market risk (i.e. mainly interest rate risk based on yield curves). Reference is made to Note 2 ‘Financial assets at fair value through profit or loss’.

8 Other liabilities

Other liabilities by type
	30 June 2017	31 December 2016
Net defined benefit liability	485	521
Other post-employment benefits	91	87
Other staff-related liabilities	403	498
Other taxation and social security contributions	357	495
Accrued interest	3,394	4,394
Costs payable	2,141	2,242
Share-based payment plan liabilities	22	26
Amounts to be settled	8,168	6,391
Other	2,537	2,198

	17,598	16,852

Other liabilities – Other relates mainly to period-end accruals.

9 Subordinated loans and Debt securities in issue

Subordinated loans

Subordinated loans mainly consist of Tier 1 and Tier 2 instruments that may be included in the calculation of ING’s capital ratios. Under IFRS these bonds are classified as liabilities and for regulatory purposes they are considered capital.

The decrease in subordinated loans in the first six months of 2017 of EUR 883 million, is partly attributable to the redemption of EUR 1.1 billion 7.2% loan (Tier 1 capital) and exchange rate effects USD offset by the issuance of Tier 2 capital.

Debt securities in issue

The decrease in Debt securities in issue of EUR 4.3 billion, in the first six months of 2017, is mainly a result of a decrease in long term bonds, covered bonds and certificates of deposit of EUR 2.8 billion, EUR 2.4 billion and EUR 1.7 million respectively. These were partly offset by an increase in commercial paper of EUR 2.6 billion.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2017 - Unaudited	21

Notes to the Condensed consolidated statement of financial position - continued

10 Equity

Total equity
	30 June 2017	31 December 2016
Share capital and share premium
- Share capital	39	39
- Share premium	17,004	16,950

	17,043	16,989
Other reserves
- Revaluation reserves: Available-for-sale and other	3,653	3,830
- Revaluation reserves: Cash flow hedge	382	777
- Revaluation reserves: Property in own use	199	204
- Net defined benefit asset/liability remeasurement reserve	–361	–371
- Currency translation reserve	–1,221	–770
- Share of associates, joint ventures and other reserves	2,321	2,235
- Treasury shares	–10	–8

	4,963	5,897
Retained earnings	27,679	26,907

Shareholders’ equity (parent)	49,685	49,793
Non-controlling interests	674	606

Total equity	50,359	50,399

ING Group Condensed consolidated interim financial information for the period ended 30 June 2017 - Unaudited	22

Notes to the Condensed consolidated statement of profit or loss

Notes to the Condensed consolidated statement of profit or loss

11 Net interest income

Total Net interest income of EUR 6,711 million includes interest income and interest expense from trading and non-trading derivatives that are outside of hedge accounting relationships. Interest income from trading derivatives amounts to EUR 8,079 million (first six months of 2016: EUR 8,099 million). Interest income from non-trading derivatives with no hedge accounting amounts to EUR 226 million (first six months of 2016: EUR 347 million). Interest expense from trading derivatives amounts to EUR 8,180 million (first six months of 2016: EUR 8,215 million). Interest expense from non-trading derivatives with no hedge accounting amounts to EUR 409 million (first six months of 2016: EUR 275 million).

12 Valuation results and net trading income

In the first six months of 2017, Valuation results and net trading income includes DVA adjustments on own issued notes designated at fair value, amounting to EUR –28 million (first six months of 2016: EUR 15 million).

In the first six months of 2017, Valuation results and net trading income includes EUR –62 million related to warrants on the shares of Voya and NN Group (first six months of 2016: EUR –136 million). Reference is made to Note 2 ‘Financial assets at fair value through profit or loss’.

In the first six months of 2017, Valuation results and net trading income includes EUR 21 million CVA/DVA adjustments on trading derivatives, compared with EUR –65 million CVA/DVA adjustment in the first six months of 2016.

13 Investment income

Investment income
	1 January to 30 June
6 month period	2017	2016
Dividend income	18	13
Realised gains/losses on disposal of debt securities	57	55
Impairments of available-for-sale debt securities		–1
Reversal of impairments of available-for-sale debt securities	1
Realised gains/losses on disposal of equity securities	15	176
Impairments of available-for-sale equity securities	–3	–3
Income from and fair value gains/losses on investment properties	2	2

	90	242

14 Other income

Other income
	1 January to 30 June
6 month period	2017	2016
Share of result from associates and joint ventures	136	61
Result on disposal of group companies	1	1
Other	111	111

	248	173

Results from associates and joint ventures

Results from associates and joint ventures, in the first six months of 2017, mainly comprise the share of results of EUR 34 million from TMB Public Company Limited (TMB) and the result of EUR 97 million from the sale of shares in Appia Group Ltd UK.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2017 - Unaudited	23

Notes to the Condensed consolidated statement of profit or loss - continued

15 Staff expenses

Staff expenses
	1 January to 30 June
6 month period	2017	2016
Salaries	1,646	1,606
Pension costs and other staff-related benefit costs	201	178
Social security costs	250	261
Share-based compensation arrangements	32	29
External employees	329	330
Education	36	31
Other staff costs	86	90

	2,580	2,525

16 Other operating expenses

Other operating expenses
	1 January to 30 June
6 month period	2017	2016
Depreciation of property and equipment	163	152
IT expenses	359	353
Office expenses	293	300
Travel and accommodation expenses	86	85
Advertising and public relations	209	192
External advisory fees	160	134
Audit and non-audit services	9	8
Postal charges	25	29
Regulatory costs	543	571
Addition/(unused amounts reversed) of provision for reorganisations and relocations	–5	114
Intangible amortisation and (reversals of) impairments	88	102
Other	412	320

	2,342	2,360

Regulatory costs respresent contributions to Deposit Guarantee Schemes (DGS), the Single Resolution Fund (SRF) and local bank taxes. In the first six months of 2017 the contributions to DGS were EUR 204 million (first six months of 2016: EUR 259 million) mainly related to the Netherlands, Germany, Belgium, and Poland, and contributions to the SRF of EUR 178 million (first six months of 2016: EUR 178 million). The contribution to the SRF in the first six months of 2017, comprises ING’s contribution for the full year 2017.

Intangible amortisation and (reversals of) impairments
	Impairment losses		Reversals of impairments		Total
	1 January to 30 June		1 January to 30 June		1 January to 30 June
6 month period	2017	2016	2017	2016	2017	2016
Property and equipment	4	2	–2	–2	2
Software and other intangible assets	1	4			1	4

(Reversals of) other impairments	5	6	–2	–2	3	4
Amortisation of other intangible assets					85	98

					88	102

ING Group Condensed consolidated interim financial information for the period ended 30 June 2017 - Unaudited	24

Notes to the Condensed consolidated statement of profit or loss - continued

17 Discontinued operations

Total net result from discontinued operations comprises the results from NN Group.

Total net result from discontinued operations
	1 January to 30 June
6 month period	2017	2016
NN Group		442

Net result from disposal of discontinued operations	–	442
NN Group		442

Total net result from discontinued operations (before non-controlling interests)	–	442

The tax effect on the result on disposal of discontinued operations for the first six months of 2017 is nil (first six months of 2016: EUR 2 million).

Net result from disposal of discontinued operations

During the first six months of 2016, ING Group sold its remaining shares in NN Group resulting in a net profit of EUR 448 million which is recognised in the statement of profit or loss in the line ‘Net result from disposal of discontinued operations’. Also included in this line, are deferred losses related to former insurance activities.

January 2016 – Loss of significant influence over NN Group

On 5 January 2016, ING sold a further 33 million ordinary shares of NN Group. As part of the transaction, NN Group repurchased 8 million ordinary shares. The gross proceeds to ING Group from the offering, including the repurchase by NN Group, amounted to EUR 1 billion. The transaction reduced the ownership of ING in NN Group from 25.75% (as at 31 December 2015) to 16.22%. As a result of the transaction, together with ING Group no longer having any nominees on NN Group’s Supervisory Board as of 14 December 2015, ING Group no longer had significant influence over NN Group and accounted for its remaining stake in NN Group as an available-for-sale investment. The sale transaction, together with the revaluation of the remaining stake, resulted in a net profit of EUR 522 million and is recognised in the statement of profit or loss in the line ‘Net result from disposal of discontinued operations’.

February 2016 – Final tranche exchange of subordinated notes: Anchor investors

On 2 February 2016, ING settled the exchange of the third and final tranche of EUR 337.5 million mandatory exchangeable subordinated notes which were issued in 2014 as part of the Anchor investment in NN Group. EUR 210 million of the notes were exchanged into 6.9 million NN Group ordinary shares with the three Anchor investors. EUR 128 million of notes were settled in cash with RRJ Capital. This transaction reduced ING’s remaining stake in NN Group from 16.22% to 14.09%. The transaction did not have a material impact on the shareholder’s equity or the statement of profit or loss of ING Group.

April 2016 – Divestment of remaining shareholding in NN Group

On 14 April 2016, ING Group sold its remaining shares in NN Group. The transaction involved the sale of 45.7 million ordinary shares of NN Group at gross proceeds of EUR 1,406 million and resulted in a net loss of EUR 66 million which is recognised in the statement of profit or loss, in the line ‘Net result from disposal of discontinued operations’.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2017 - Unaudited	25

Notes to the Condensed consolidated statement of profit or loss - continued

18 Earnings per ordinary share

Earnings per ordinary share
	Amount (in EUR million)		Weighted average number of ordinary shares outstanding during the period (in millions)		Per ordinary share (in EUR)
	1 January to 30 June		1 January to 30 June		1 January to 30 June
6 month period	2017	2016	2017	2016	2017	2016
Basic earnings	2,514	2,552	3,881.2	3,872.7	0.65	0.66
Basic earnings from discontinued operations		442				0.12

Basic earnings from continuing operations	2,514	2,110			0.65	0.54
Effect of dilutive instruments:
Stock option and share plans			3.2	2.6

			3.2	2.6
Diluted earnings	2,514	2,552	3,884.4	3,875.3	0.65	0.66
Diluted earnings from discontinued operations		442				0.12

Diluted earnings from continuing operations	2,514	2,110			0.65	0.54

19 Dividend per ordinary share

Dividends to shareholders of the parent
	Per ordinary share (in EUR)	Total (in EUR million)
Dividends on ordinary shares:
In respect of 2015
– Final dividend, paid in cash in May 2016	0.41	1,590
In respect of 2016
– Interim dividend, paid in cash in August 2016	0.24	931
– Final dividend, paid in cash in May 2017	0.42	1,632

Total dividend paid in respect of 2016	0.66	2,563
In respect of 2017
– Interim dividend declared	0.24	932

On 8 May 2017, the Annual General Meeting of Shareholders ratified the total dividend of EUR 0.66 per ordinary share of which EUR 0.24 was paid as an interim cash dividend during 2016. The final dividend was paid entirely in cash.

ING Groep N.V. is required to withhold tax of 15% on dividends paid.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2017 - Unaudited	26

Segment reporting

Segment reporting

20 Segments

a. General

ING Group’s segments are based on the internal reporting structures by lines of business.

The Executive Board of ING Group and the Management Board of ING Bank set the performance targets, approve and monitor the budgets prepared by the business lines. Business lines formulate strategic, commercial, and financial policy in conformity with the strategy and performance targets set by the Executive Board of ING Group and the Management Board of ING Bank.

Recognition and measurement of segment results are in line with the accounting policies as described in 2016 ING Group Consolidated annual accounts, Note 1 ‘Accounting policies’. Corporate expenses are allocated to business lines based on time spent by head office personnel, the relative number of staff, or on the basis of income, expenses and/or assets of the segment.

ING Group evaluates the results of its banking segments using a financial performance measure called underlying result. Underlying result is used to monitor the performance of ING Group at a consolidated level and by segment. The Executive Board of ING Group and Management Board of ING Bank consider this measure to be relevant to an understanding of the Group’s financial performance, because it allows investors to understand the primary method used by management to evaluate the Group’s operating performance and make decisions about allocating resources. In addition, ING Group believes that the presentation of underlying net result helps investors compare its segment performance on a meaningful basis by highlighting result before tax attributable to ongoing operations and the underlying profitability of the segment businesses. Underlying result is derived by excluding from IFRS the following: special items; the impact of divestments and Legacy Insurance.

Underlying result excludes special items of income or expense that are significant and arise from events or transactions that are clearly distinct from the ordinary operating activities. Disclosures on comparative periods also reflect the impact of divestments. Legacy Insurance consists of the results from discontinued operations and the results from Insurance Other. Insurance Other reflects (former) insurance related activities that are not part of the discontinued operations.

ING Group reconciles the total segment results to the total result of Banking using Corporate Line Banking. The Corporate Line Banking is a reflection of capital management activities and certain expenses that are not allocated to the banking businesses. ING Group applies a system of capital charging for its banking operations in order to create a comparable basis for the results of business units globally, irrespective of the business units’ book equity and the currency they operate in.

Underlying result as presented below is a non-GAAP financial measure and is not a measure of financial performance under IFRS. Because underlying result is not determined in accordance with IFRS, underlying result as presented by ING may not be comparable to other similarly titled measures of performance of other companies. The underlying result of ING’s segments is reconciled to the Net result as reported in the IFRS Condensed consolidated statement of profit or loss below. The information presented in this note is in line with the information presented to the Executive and Management Boards.

This note does not provide information on the revenue specified to each product or service as this is not reported internally and is therefore not readily available.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2017 - Unaudited	27

Segment reporting - continued

b. ING Group

ING Group Total
6 month period 1 January to 30 June 2017	ING Bank N.V.	Other Banking[1]	Total Banking	Legacy Insurance	Total
Underlying income
– Net interest income	6,756	–45	6,711		6,711
– Net commission income	1,397		1,396		1,396
– Total investment and other income	810	10	820		820

Total underlying income	8,963	–35	8,928		8,928
Underlying expenditure
– Operating expenses	4,908	14	4,922		4,922
– Additions to loan loss provision	362		362		362

Total underlying expenses	5,269	14	5,284		5,284

Underlying result before taxation	3,693	–50	3,644		3,644
Taxation	1,038	–16	1,022		1,022
Non-controlling interests	44		44		44

Underlying net result	2,612	–33	2,578		2,578
Insurance Other[2]				–64	–64

Net result IFRS attributable to equity holder of the parent	2,612	–33	2,578	–64	2,514

1	Comprises for the most part the funding charges of ING Groep N.V. (Holding).
2	Insurance Other mainly comprises the net result relating to warrants on the shares of Voya and NN Group.

Reconciliation between Underlying and IFRS income, expenses and net result

6 month period 1 January to 30 June 2017	Income	Expenses	Taxation	Non- Controlling interests	Net result[1]
Underlying	8,928	5,284	1,022	44	2,578
Insurance Other	–64				–64

Net result IFRS attributable to equity holder of the parent	8,864	5,284	1,022	44	2,514

1	Net result, after tax and non-controlling interests.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2017 - Unaudited	28

Segment reporting - continued

ING Group Total
6 month period 1 January to 30 June 2016	ING Bank N.V.	Other Banking[1]	Total Banking	Legacy Insurance	Total
Underlying income
– Net interest income	6,559	–44	6,515		6,515
– Net commission income	1,218		1,217		1,217
– Total investment and other income	890	12	902		902

Total underlying income	8,666	–32	8,634		8,634
Underlying expenditure
– Operating expenses	4,870	–2	4,868		4,868
– Additions to loan loss provision	571		571		571

Total underlying expenses	5,441	–2	5,439		5,439

Underlying result before taxation	3,225	–30	3,195		3,195
Taxation	909	–11	898		898
Non-controlling interests	39		39		39

Underlying net result	2,277	–19	2,259		2,259
Special items	–13		–13		–13
Insurance Other[2]				–136	–136

Net result IFRS (continuing operations)	2,265	–19	2,246	–136	2,110
Total net result from discontinued operations NN Group				442	442

Net result IFRS attributable to equity holder of the parent	2,265	–19	2,246	306	2,552

1	Comprises for the most part the funding charges of ING Groep N.V. (Holding).
2	Insurance Other comprises mainly the net result relating to warrants on the shares of Voya and NN Group.

Reconciliation between Underlying and IFRS income, expenses and net result
6 month period 1 January to 30 June 2016	Income	Expenses	Taxation	Non- Controlling interests	Net result[1]
Underlying	8,634	5,439	898	39	2,259
Special items		17	–4		–13
Insurance Other	–136				–136

IFRS (continuing operations)	8,498	5,456	893	39	2,110
Total net result from discontinued operations					442

Net result IFRS attributable to equity holder of the parent					2,552

1	Net result, after tax and non-controlling interests.

Special items in the first six months of 2016 comprise additional charges related to previously announced restructuring programmes in Retail Netherlands that were announced before 2013.

Reference is made to Note 17 ‘Discontinued operations’ for information on Discontinued operations.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2017 - Unaudited	29

Segment reporting - continued

c. Banking activities

Segments Banking by line of business
6 month period 1 January to 30 June 2017	Retail Netherlands	Retail Belgium	Retail Germany	Retail Other	Wholesale Banking	Corporate Line Banking	Total Banking
Underlying income
– Net interest income	1,778	945	821	1,199	1,896	71	6,711
– Net commission income	301	229	99	193	577	–3	1,396
– Total investment and other income	114	125	–2	85	661	–162	820

Total underlying income	2,193	1,298	918	1,477	3,134	–93	8,928
Underlying expenditure
– Operating expenses	1,121	872	514	890	1,373	152	4,922
– Additions to loan loss provision	29	49	6	107	170	1	362

Total underlying expenses	1,150	922	520	996	1,543	153	5,284

Underlying result before taxation	1,043	377	398	481	1,591	–246	3,644
Taxation	262	123	134	118	438	–53	1,022
Non-controlling interests		3	1	32	7		44

Underlying net result/Net result IFRS	781	251	264	331	1,145	–193	2,578

Segments Banking by line of business
6 month period 1 January to 30 June 2016	Retail Netherlands	Retail Belgium	Retail Germany	Retail Other	Wholesale Banking	Corporate Line Banking	Total Banking
Underlying income
– Net interest income	1,832	969	839	1,023	1,827	25	6,515
– Net commission income	269	208	83	135	524	–2	1,217
– Total investment and other income	58	148	63	213	436	–16	902

Total underlying income	2,159	1,325	985	1,371	2,787	7	8,634
Underlying expenditure
– Operating expenses	1,400	730	510	828	1,265	135	4,868
– Additions to loan loss provision	99	89	22	122	240		571

Total underlying expenses	1,499	818	532	949	1,505	135	5,439

Underlying result before taxation	661	507	452	422	1,282	–128	3,195
Taxation	161	161	135	95	416	–71	898
Non-controlling interests		–1	1	33	6		39

Underlying net result	499	347	316	293	860	–57	2,259
Special items	–13						–13

Net result IFRS	487	347	316	293	860	–57	2,246

ING Group Condensed consolidated interim financial information for the period ended 30 June 2017 - Unaudited	30

Segment reporting - continued

Geographical segments Banking
6 month period 1 January to 30 June 2017	Netherlands	Belgium	Germany	Other Challengers	Growth Markets	Wholesale Banking Rest of World	Other	Total Banking
Underlying income
– Net interest income	2,256	1,079	1,050	748	742	763	72	6,711
– Net commission income	448	288	125	113	161	264	–3	1,396
– Total investment and other income	229	294	9	28	122	194	–55	820

Total underlying income	2,933	1,661	1,184	889	1,025	1,221	14	8,928
Underlying expenditure
– Operating expenses	1,474	1,122	571	509	551	538	157	4,922
– Additions to loan loss provision	6	78	2	97	110	69	1	362

Total underlying expenses	1,480	1,200	573	606	661	607	157	5,284

Underlying result before taxation	1,453	462	611	283	364	614	–143	3,644
Taxation	365	161	204	85	79	174	–47	1,022
Non-controlling interests		3	1		40			44

Underlying net result/Net result IFRS	1,088	297	406	198	245	441	–96	2,578

Geographical segments Banking
6 month period 1 January to 30 June 2016	Netherlands	Belgium	Germany	Other Challengers	Growth Markets	Wholesale Banking Rest of World	Other	Total Banking
Underlying income
– Net interest income	2,318	1,087	989	701	600	796	25	6,515
– Net commission income	401	268	120	72	137	221	–1	1,217
– Total investment and other income	157	264	76	54	226	123	3	902

Total underlying income	2,875	1,618	1,186	826	963	1,140	27	8,634
Underlying expenditure
– Operating expenses	1,764	904	556	454	532	517	139	4,868
– Additions to loan loss provision	194	126	22	66	102	61		571

Total underlying expenses	1,959	1,030	578	520	634	578	139	5,439

Underlying result before taxation	916	588	607	306	329	562	–112	3,195
Taxation	225	183	186	94	62	215	–67	898
Non-controlling interests		–1	1		39			39

Underlying net result	691	406	421	213	228	346	–46	2,259
Special items	–13							–13

Net result IFRS	679	406	421	213	228	346	–46	2,246

IFRS statements of financial position by segment are not reported internally to, and not managed by, the chief operating decision maker.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2017 - Unaudited	31

Additional notes to the Condensed consolidated interim accounts

Additional notes to the condensed consolidated interim accounts

21 Fair value of financial assets and liabilities

The following table presents the estimated fair values of ING Group’s financial assets and liabilities. Certain items per the statement of financial position are not included in the table, as they do not meet the definition of a financial asset or liability. The aggregation of the fair values presented below does not represent, and should not be construed as representing, the underlying value of ING Group.

Fair value of financial assets and liabilities
	Estimated fair value		Statement of financial position value
	30 June 2017	31 December 2016	30 June 2017	31 December 2016
Financial assets
Cash and balances with central banks	17,894	18,144	17,894	18,144
Loans and advances to banks	28,121	28,940	27,987	28,858
Financial assets at fair value through profit or loss
– trading assets	135,246	114,504	135,246	114,504
– non-trading derivatives	2,926	2,490	2,926	2,490
– designated as at fair value through profit or loss	4,971	5,099	4,971	5,099
Investments
– available-for-sale	73,135	82,912	73,135	82,912
– held-to-maturity	10,371	8,809	10,306	8,751
Loans and advances to customers	583,225	578,596	568,237	563,660
Other assets[1]	14,835	13,709	14,835	13,709

	870,724	853,203	855,537	838,127
Financial liabilities
Deposits from banks	39,405	32,352	39,248	31,964
Customer deposits	535,922	523,850	533,210	522,942
Financial liabilities at fair value through profit or loss
– trading liabilities	88,677	83,167	88,677	83,167
– non-trading derivatives	2,939	3,541	2,939	3,541
– designated as at fair value through profit or loss	11,586	12,266	11,586	12,266
Other liabilities[2]	16,184	15,247	16,184	15,247
Debt securities in issue	99,805	103,559	98,968	103,234
Subordinated loans	16,899	17,253	16,340	17,223

	811,417	791,235	807,152	789,584

1	Other assets do not include, among others: (deferred) tax assets, net defined benefit asset and property development and obtained from foreclosures.
2	Other liabilities do not include, among others: (deferred) tax liabilities, net defined benefit and related employee benefit liabilities, reorganisation and other provisions and other taxation and social security contributions.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2017 - Unaudited	32

Additional notes to the Condensed consolidated interim accounts - continued

Fair value hierarchy

ING Group has categorised its financial instruments that are either measured in the statement of financial position at fair value or of which the fair value is disclosed, into a three level hierarchy based on the priority of the inputs to the valuation. The fair value hierarchy gives the highest priority to (unadjusted) quoted prices in active markets for identical assets or liabilities and the lowest priority to valuation techniques supported by unobservable inputs. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide reliable pricing information on an ongoing basis. The fair value hierarchy consists of three levels, depending upon whether fair values were determined based on (unadjusted) quoted prices in an active market (Level 1), valuation techniques with observable inputs (Level 2) or valuation techniques that incorporate inputs which are unobservable and which have a more than insignificant impact on the fair value of the instrument (Level 3). Financial assets in Level 3 include for example illiquid debt securities, complex derivatives, certain complex loans (for which current market information about similar assets to use as observable, corroborated data for all significant inputs into a valuation model is not available), and asset backed securities for which there is no active market and a wide dispersion in quoted prices.

Observable inputs reflect market data obtained from independent sources. Unobservable inputs are inputs which are based on the Group’s own assumptions about the factors that market participants would use in pricing an asset or liability, developed based on the best information available in the market. Unobservable inputs may include volatility, correlation, spreads to discount rates, default rates and recovery rates, prepayment rates, and certain credit spreads. Transfers into and transfers out of fair value hierarchy levels are recognised as of the date of the event or change in circumstances that caused the transfer.

Level 1 – (Unadjusted) quoted prices in active markets

Value is determined directly by reference to (unadjusted) quoted prices in an active market that ING Group can access. Transfers out of Level 1 into Level 2 or Level 3 occur when ING Group establishes that markets are no longer active and therefore (unadjusted) quoted prices no longer provide reliable pricing information.

Level 2 – Valuation technique supported by observable inputs

Value is based on market observables other than (unadjusted) quoted prices. The fair value for financial instruments in this category can be determined by reference to quoted prices for similar instruments in active markets, but for which the prices are modified based on other market observable external data or reference to quoted prices for identical or similar instruments in markets that are not active. These prices can be obtained from a third party pricing service. ING analyses how the prices are derived and determines whether the prices are liquid tradable prices or model based consensus prices taking various data as inputs.

If certain inputs in the model are unobservable, the instrument is still classified in this category, provided that the impact of those unobservable inputs on the overall valuation is insignificant. If the combined change in asset value resulting from the shift of the unobservable parameters and the model uncertainty exceeds the threshold, the asset is classified as Level 3.

Level 3 – Valuation technique supported by unobservable inputs

Value is determined using a valuation technique (e.g. a model) for which more than an insignificant part of the inputs in terms of the overall valuation are not market observable. This category also includes financial assets and liabilities whose fair value is determined by reference to price quotes but for which the market is considered inactive.

Further information on the fair value hierarchy is disclosed in the 2016 ING Group Consolidated annual accounts in Note 37 ‘Fair value of assets and liabilities’.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2017 - Unaudited	33

Additional notes to the Condensed consolidated interim accounts - continued

The fair values of the financial instruments were determined as follows:

Methods applied in determining fair values of financial assets and liabilities (carried at fair value)
	Level 1		Level 2		Level 3		Total
	30 June 2017	31 December 2016	30 June 2017	31 December 2016	30 June 2017	31 December 2016	30 June 2017	31 December 2016
Financial Assets
Trading assets	18,817	17,652	115,373	95,629	1,056	1,223	135,246	114,504
Non-trading derivatives		3	2,783	2,231	143	256	2,926	2,490
Financial assets designated as at fair value through profit or loss	297	502	4,153	4,141	521	456	4,971	5,099
Available-for-sale investments	67,675	76,238	4,959	6,153	501	521	73,135	82,912

	86,789	94,395	127,268	108,154	2,221	2,456	216,278	205,005
Financial liabilities
Trading liabilities	5,662	6,139	81,942	75,650	1,073	1,378	88,677	83,167
Non-trading derivatives			2,920	3,517	19	24	2,939	3,541
Financial liabilities designated as at fair value through profit or loss	1,202	1,348	10,274	10,795	110	123	11,586	12,266

	6,864	7,487	95,136	89,962	1,202	1,525	103,202	98,974

Main changes in fair value hierarchy in the first six months of 2017

In the first six months of 2017, the increase in Level 2 financial assets and liabilities is mainly due to increased (reverse) repurchase balances.

There were no significant transfers between Level 1 and Level 2.

In the first six months of 2017, there were no changes in the valuation techniques.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2017 - Unaudited	34

Additional notes to the Condensed consolidated interim accounts - continued

Changes in Level 3 Financial assets
	Trading assets		Non-trading derivatives		Financial assets designated as at fair value through profit or loss		Available- for-sale investments		Total
	6 month period ended 30 June 2017	year ended 31 December 2016	6 month period ended 30 June 2017	year ended 31 December 2016	6 month period ended 30 June 2017	year ended 31 December 2016	6 month period ended 30 June 2017	year ended 31 December 2016	6 month period ended 30 June 2017	year ended 31 December 2016
Opening balance	1,223	1,146	256	168	456	338	521	693	2,456	2,345
Realised gain/loss recognised in the statement of profit or loss during the period[1]	–297	226	–113	–34	–16	76	8	200	–418	468
Revaluation recognised in other comprehensive income during the period[2]								–144		–144
Purchase of assets	535	77		5	156	193	16	68	707	343
Sale of assets	–285	–71		–4		–76	–30	–183	–315	–334
Maturity/settlement	–111	–135					–6	–9	–117	–144
Reclassifications							9	–92	9	–92
Transfers into Level 3	5	21		62				5	5	88
Transfers out of Level 3	–12	–43			–75	–75	–13		–100	–118
Exchange rate differences	–2	3					–2	8	–4	11
Changes in the composition of the group and other changes		–1		59			–2	–25	–2	33

Closing balance	1,056	1,223	143	256	521	456	501	521	2,221	2,456

1	Net gains/losses were recorded in income from trading activities in continuing operations herein as ‘Valuation results and net trading income’ in the statement of profit or loss.
2	Revaluation recognised in other comprehensive income is included on the line ‘Unrealised revaluations available-for-sale investements and other revaluations’.

In the first six months of 2017, financial assets were transferred out of Level 3 on the basis that the valuation is not significantly impacted by unobservable inputs.

Changes in Level 3 Financial liabilities
	Trading liabilities		Non-trading derivatives		Financial liabilities designated as at fair value through profit or loss		Total
	6 month period ended 30 June 2017	year ended 31 December 2016	6 month period ended 30 June 2017	year ended 31 December 2016	6 month period ended 30 June 2017	year ended 31 December 2016	6 month period ended 30 June 2017	year ended 31 December 2016
Opening balance	1,378	1,239	24	1	123	198	1,525	1,438
Realised gain/loss recognised in the statement of profit or loss during the period[1]	–184	277	–5	12	–2	–3	–191	286
Issue of liabilities	444	53		11		4	444	68
Early repayment of liabilities	–342	–62		–11	–6	–13	–348	–86
Maturity/settlement	–155	–62			–1		–156	–62
Transfers into Level 3	19	16		11			19	27
Transfers out of Level 3	–85	–86			–4	–63	–89	–149
Exchange rate differences	–2	6					–2	6
Changes in the composition of the group and other changes		–3						–3

Closing balance	1,073	1,378	19	24	110	123	1,202	1,525

1	Net gains/losses were recorded in income from trading activities in continuing operations included herein as ‘Valuation results and net trading income’ in the statement of profit or loss.

In the first six months of 2017, financial liabilities were transferred out of Level 3 mainly due to the valuation not being significantly impacted by unobservable inputs.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2017 - Unaudited	35

Additional notes to the Condensed consolidated interim accounts - continued

Amounts recognised in the statement of profit or loss during the period (Level 3)
	Held at balance sheet date		Derecognised during the period		Total
	6 month period ended 30 June 2017	year ended 31 December 2016	6 month period ended 30 June 2017	year ended 31 December 2016	6 month period ended 30 June 2017	year ended 31 December 2016
Financial assets
Trading assets	–297	226			–297	226
Non-trading derivatives	–113	–34			–113	–34
Financial assets designated as at fair value through profit or loss	–16	76			–16	76
Available-for-sale investments		–3	8	203	8	200

	–426	265	8	203	–418	468
Financial liabilities
Trading liabilities	–184	277			–184	277
Non-trading derivatives	–5	12			–5	12
Financial liabilities designated as at fair value through profit or loss	–2	–3			–2	–3

	–191	286	–	–	–191	286

Recognition of unrealised gains and losses in Level 3

Amounts recognised in the statement of profit or loss relating to unrealised gains and losses during the period that relates to Level 3 assets and liabilities are included in the statement of profit or loss as follows:

•	Results on trading assets and trading liabilities are included in Other income – Valuation results and net trading income;

•	Non-trading derivatives are included in Other income - Valuation results and net trading income; and

•	Financial assets and liabilities designated at fair value through profit or loss are included in Other income - Valuation results and net trading income - Valuation results on assets and liabilities designated at fair value through profit or loss (excluding trading).

Unrealised gains and losses that relate to Available-for-sale investments recognised in Other comprehensive income are included in the Revaluation reserve - Available for sale reserve and other.

Level 3 Financial assets and liabilities

Financial assets measured at fair value in the statement of financial position as at 30 June 2017 of EUR 216 billion includes an amount of EUR 2.2 billion (1.0%) which is classified as Level 3 (31 December 2016: EUR 2.5 billion, being 1.2%). Changes in Level 3 from 31 December 2016 to 30 June 2017 are disclosed above in the table ‘Changes in Level 3 Financial assets’.

Financial liabilities measured at fair value in the statement of financial position as at 30 June 2017 of EUR 103 billion includes an amount of EUR 1.2 billion (1.2%) which is classified as Level 3 (31 December 2016: EUR 1.5 billion, being 1.5%). Changes in Level 3 from 31 December 2016 to 30 June 2017 are disclosed above in the table ‘Changes in Level 3 Financial liabilities’.

Of the total amount of financial assets classified as Level 3 as at 30 June 2017 of EUR 2.2 billion (31 December 2016: EUR 2.5 billion), an amount of EUR 0.9 billion (41%) (31 December 2016: EUR 1.0 billion, being 42%) is based on unadjusted quoted prices in inactive markets. As ING does not generally adjust quoted prices using its own inputs, there is no significant sensitivity to ING’s own unobservable inputs.

Furthermore, Level 3 financial assets includes approximately EUR 0.5 billion (31 December 2016: EUR 0.5 billion) which relates to financial assets that are part of structures that are designed to be fully neutral in terms of market risk. Such structures include various financial assets and liabilities for which the overall sensitivity to market risk is insignificant. Whereas the fair value of individual components of these structures may be determined using different techniques and the fair value of each of the components of these structures may be sensitive to unobservable inputs, the overall sensitivity is by design not significant.

The remaining EUR 0.8 billion (31 December 2016: EUR 1.0 billion) of the fair value classified in Level 3 financial assets is established using valuation techniques that incorporates certain inputs that are unobservable. This relates mainly to assets that are classified as Available-for-sale investments, for which changes in fair value are recognised in the statement of comprehensive income on the line ‘Unrealised revaluations available-for-sale investments and other revaluations’ and do not directly impact profit or loss.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2017 - Unaudited	36

Additional notes to the Condensed consolidated interim accounts - continued

Of the total amount of financial liabilities classified as Level 3 as at 30 June 2017 of EUR 1.2 billion (31 December 2016: EUR 1.5 billion), an amount of EUR 0.7 billion (61%) (31 December 2016: EUR 0.9 billion, being 59%) is based on unadjusted quoted prices in inactive markets. As ING does not generally adjust quoted prices using its own inputs, there is no significant sensitivity to ING’s own unobservable inputs.

Furthermore, Level 3 financial liabilities includes approximately EUR 0.1 billion (31 December 2016: EUR 0.1 billion) which relates to financial liabilities that are part of structures that are designed to be fully neutral in terms of market risk. As explained above, the fair value of each of the components of these structures may be sensitive to unobservable inputs, but the overall sensitivity is by design not significant.

The remaining EUR 0.4 billion (31 December 2016: EUR 0.5 billion) of the fair value classified in Level 3 financial liabilities is established using valuation techniques that incorporates certain inputs that are unobservable.

The table below provides a summary of the valuation techniques, key unobservable inputs and the lower and upper range of such unobservable inputs, by type of Level 3 asset/liability. The lower and upper range mentioned in the overview represent the lowest and highest variance of the respective valuation input as actually used in the valuation of the different financial instruments. Amounts and percentages stated are unweighted. The range can vary from period to period subject to market movements and change in Level 3 position. Lower and upper bounds reflect the variability of Level 3 positions and their underlying valuation inputs in the portfolio, but do not adequately reflect their level of valuation uncertainty. For valuation uncertainty assessment, reference is made to section ‘Sensitivity analysis of unobservable inputs (Level 3)’ below.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2017 - Unaudited	37

Additional notes to the Condensed consolidated interim accounts - continued

Valuation techniques and range of unobservable inputs (Level 3)
	Assets		Liabilities		Valuation techniques	Significant unobservable inputs	Lower range		Upper range
	30 June 2017	31 December 2016	30 June 2017	31 December 2016			30 June 2017	31 December 2016	30 June 2017	31 December 2016
At fair value through profit or loss
Debt securities	329	180			Price based	Price (%)	0%	0%	125%	122%
					Net asset value	Price (%)	0%	10%	0%	19%
Equity securities	2	4			Price based	Price (%)	1%	0%	8%	0%
Loans and advances	233	326	1	3	Price based	Price (%)	60%	60%	79%	101%
					Present value techniques	Credit spread (bps)	130	130	130	150
Structured notes	1	6	118	125	Price based	Price (%)	52%	52%	117%	111%
					Net asset value	Price (%)	n.a	19%	n.a	19%
					Option pricing model	Equity volatility (%)	15%	16%	28%	34%
						Equity/Equity correlation	0.0	0.0	0.7	0.8
						Equity/FX correlation	–0.4	–0.4	–0.3	0.1
						Dividend yield (%)	1%	1%	4%	5%
						Interest rate volatility (%)	n.a	n.a	n.a	n.a
					Present value techniques	Implied correlation	0.7	0.7	0.7	0.7
Derivatives
– Rates	554	486	486	457	Option pricing model	Interest rate volatility (bps)	26	22	300	300
						Interest rate correlation	n.a	n.a	n.a	n.a
						IR/INF correlation	0.5	0.5	0.5	0.5
					Present value techniques	Reset spread (%)	2%	2%	2%	2%
						Prepayment rate (%)	5%	5%	10%	10%
						Inflation rate (%)	3%	2%	4%	4%
– FX	367	642	367	688	Present value techniques	Inflation rate (%)	3%	2%	3%	3%
– Credit	21	33	42	43	Present value techniques	Credit spread (bps)	3	0	347	1,596
						Implied correlation	0.7	0.7	1.0	1.0
						Jump rate (%)	12%	12%	12%	12%
					Price based	Price (%)	n.a	99%	n.a	99%
– Equity	211	258	188	208	Option pricing model	Equity volatility (%)	6%	0%	140%	140%
						Equity/Equity correlation	–0.5	–0.1	1.0	1.0
						Equity/FX correlation	–0.9	–0.9	0.8	0.6
						Dividend yield (%)	0	0%	24%	13%
– Other	3			1	Option pricing model	Commodity volatility (%)	11%	13%	43%	55%
						Com/Com correlation	0.3	0.0	0.9	0.9
						Com/FX correlation	–0.9	–0.5	0.8	0.0
Available for sale
– Debt	38	55			Price based	Price (%)	65%	0%	97%	99%
					Present value techniques	Credit spread (bps)	339	339	400	400
						Weighted average life (yr)	1.5	1.6	3.1	3.2
– Equity	462	466			Discounted cash flow	Financial Statements	n.a	n.a	n.a	n.a
					Multiplier method	Observable market factors	n.a	n.a	n.a	n.a
					Comparable transactions		n.a	n.a	n.a	n.a

Total	2,221	2,456	1,202	1,525

Further information on equity securities, credit spreads, volatility, correlation and interest rates is disclosed in the 2016 ING Group Consolidated annual accounts in Note 37 ‘Fair value of assets and liabilities’.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2017 - Unaudited	38

Additional notes to the Condensed consolidated interim accounts - continued

Sensitivity analysis of unobservable inputs (Level 3)

Where the fair value of a financial instrument is determined using inputs which are unobservable and which have a more than insignificant impact on the fair value of the instrument the actual value of those inputs at the balance date may be drawn from a range of reasonably possible alternatives. In line with market practice the upper and lower bounds of the range of alternative input values reflect a 90% level of valuation certainty. The actual levels chosen for the unobservable inputs in preparing the financial statements are consistent with the valuation methodology used for fair valued financial instruments.

If ING had used input values from the upper and lower bound of this range of reasonable possible alternative input values when valuing these instruments as of 30 June 2017, then the impact would have been higher or lower as indicated below. The purpose of this disclosure is to present the possible impact of a change of unobservable inputs in the fair value of financial instruments where unobservable inputs are significant to the valuation.

As ING has chosen to apply a 90% confidence level already for its IFRS valuation of fair valued financial instruments as of end of 2014, the downward valuation uncertainty has become immaterial, whereas the potential upward valuation uncertainty, reflecting a potential profit, has increased.

For more detail on the valuation of fair valued instruments, refer to the 2016 ING Group Consolidated annual accounts, section ‘Risk Management – Market risk’, paragraph Fair values of financial assets and liabilities.

Valuation uncertainty in practice is measured and managed per exposure to individual valuation inputs (i.e. risk factors) at portfolio level across different product categories. Where the disclosure looks at individual Level 3 inputs the actual valuation adjustments may also reflect the benefits of portfolio offsets.

Because of the approach taken, the valuation uncertainty in the table below is broken down by related risk class rather than by product.

In reality some valuation inputs are interrelated and it would be unlikely that all unobservable inputs would ever be simultaneously at the limits of their respective ranges of reasonably possible alternatives. Therefore it can be assumed that the estimates in the table below show a greater fair value uncertainty than the realistic position at period end.

Also, this disclosure does not attempt to indicate or predict future fair value movement. The numbers in isolation give limited information as in most cases these Level 3 assets and liabilities should be seen in combination with other instruments (for example as a hedge) that are classified as Level 2.

Sensitivity analysis of Level 3 instruments
	Positive fair value movements from using reasonable possible alternatives		Negative fair value movements from using reasonable possible alternatives
	30 June 2017	31 December 2016	30 June 2017	31 December 2016
Fair value through profit or loss
Equity (equity derivatives, structured notes)	146	262
Interest rates (Rates derivatives, FX derivatives)	69	80
Credit (Debt securities, Loans, structured notes, credit derivatives)	27	33
Available-for-sale
Equity	10	8	16	14
Debt	2	2

	254	385	16	14

22 Companies and business acquired and divested

Acquisitions

There were no material acquisitions in the first six months of 2017 and 2016.

Divestments

Divestments in the first six months of 2017

There were no material divestments of consolidated companies, in the first six months of 2017 and 2016.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2017 - Unaudited	39

Additional notes to the Condensed consolidated interim accounts - continued

23 Related parties

In the normal course of business, ING Group enters into various transactions with related parties. Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operating decisions. Related parties of ING Group include, among others, its subsidiaries, joint ventures, associates, key management personnel and various defined benefit and contribution plans. Transactions between related parties include rendering or receiving of services, leases, transfers under finance arrangements and provisions of guarantees or collateral. Transactions with related parties are disclosed in Note 49 ‘Related parties’ in the 2016 ING Group Consolidated annual accounts.

24 Subsequent events

There were no subsequent events

ING Group Condensed consolidated interim financial information for the period ended 30 June 2017 - Unaudited	40

Other information

Review report

To: The Shareholders, the Supervisory Board and the Executive Board of ING Groep N.V.

Introduction

We have reviewed the accompanying condensed consolidated interim financial information as at 30 June 2017 of ING Groep N.V., Amsterdam (the ‘ Company’), which comprises the condensed consolidated statement of financial position as at 30 June 2017, the condensed consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for the period of six-months ended 30 June 2017, and the notes. The Executive Board of the Company is responsible for the preparation and presentation of this condensed consolidated interim financial information in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the European Union. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope

We conducted our review in accordance with Dutch law including standard 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial information as at 30 June 2017 is not prepared, in all material respects, in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the European Union.

Amstelveen, 1 August 2017

KPMG Accountants N.V.

M.A. Hogeboom RA

ING Group Condensed consolidated interim financial information for the period ended 30 June 2017 - Unaudited	41

Important legal information

ING Group’s annual accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS-EU).

In preparing the financial information in this document, except as described otherwise, the same accounting principles are applied as in the 2016 ING Group consolidated annual accounts.

All figures in this document are unaudited. Small differences are possible in the tables due to rounding.

Projects may be subject to regulatory approvals. Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) potential consequences of European Union countries leaving the European Union or a break-up of the euro, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness, (5) changes affecting interest rate levels, (6) changes affecting currency exchange rates, (7) changes in investor and customer behaviour, (8) changes in general competitive factors, (9) changes in laws and regulations and the interpretation and application thereof, (10) geopolitical risks and policies and actions of governmental and regulatory authorities, (11) changes in standards and interpretations under International Financial Reporting Standards (IFRS) and the application thereof, (12) conclusions with regard to purchase accounting assumptions and methodologies, and other changes in accounting assumptions and methodologies including changes in valuation of issued securities and credit market exposure, (13) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (14) changes in credit ratings, (15) the outcome of current and future legal and regulatory proceedings, (16) ING’s ability to achieve its strategy, including projected operational synergies and cost-saving programmes and (17) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com. Many of those factors are beyond ING’s control.

Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction

www.ing.com

ING Group Condensed consolidated interim financial information for the period ended 30 June 2017 - Unaudited	42

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

	By	/s/ J.V. Timmermans
Title: CFO ING Groep N.V.

	By	/s/ N.R.Tambach
Title: Group Controller ING

Date 1 August 2017